UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Capped Tender Offer with Respect to its
6.500% Senior Secured Notes Due 2025 and 3.500% Senior Secured Notes Due 2024

International Game Technology PLC (NYSE:IGT) (the "IGT") today announced the launch of an offer to purchase for cash (the "Tender Offer") up to US$500,000,000 (subject to increase or decrease at the discretion of IGT) aggregate principal amount of its outstanding US$1,100,000,000 6.500% Senior Secured Notes due 2025 and its outstanding €500,000,000 3.500% Senior Secured Notes due 2024. The terms and conditions of the Tender Offer are set forth in an Offer to Purchase dated September 2, 2022.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces Capped Tender Offer with Respect to its 6.500% Senior Secured Notes Due 2025 and 3.500% Senior Secured Notes Due 2024" dated September 2, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces Capped Tender Offer with Respect to its 6.500% Senior Secured Notes Due 2025 and 3.500% Senior Secured Notes Due 2024" dated September 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES CAPPED
TENDER OFFER WITH RESPECT TO ITS
6.500% SENIOR SECURED NOTES DUE 2025 AND
3.500% SENIOR SECURED NOTES DUE 2024

LONDON, U.K. – September 2, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT"), announces the launch of an offer to purchase for cash (the "Tender Offer") up to US$500,000,000 aggregate principal amount (the "Maximum Acceptance Amount") of its outstanding US$1,100,000,000 6.500% Senior Secured Notes due 2025 (the "Dollar Notes") and its outstanding €500,000,000 3.500% Senior Secured Notes due 2024 (the "Euro Notes", and together with the Dollar Notes, the "Notes"), subject to the Acceptance Priority Levels set forth in the table below (with one (1) being the higher Acceptance Priority Level and two (2) being the lower Acceptance Priority Level) and the Dollar Offer Sub Cap (as defined below). The Tender Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2022 (the "Offer to Purchase").

The Tender Offer will expire at 11:59 P.M. (New York City time) on September 30, 2022 (unless the Tender Offer is extended or terminated) (such time and date, as the same may be extended, the "Expiration Time").

To receive the Total Dollar Consideration (as defined below), which includes an early tender premium of US$30.00 per US$1,000.00 principal amount of the Dollar Notes accepted for purchase pursuant to the Tender Offer (the "Early Dollar Tender Premium") or the Total Euro Consideration (as defined below), which includes an early tender premium of €30.00 per €1,000.00 principal amount of the Euro Notes accepted for purchase pursuant to the Tender Offer (the "Early Euro Tender Premium"), Holders must validly tender and not validly withdraw their Notes prior to 5:00 P.M. (New York City time) on September 16, 2022 (unless the Tender Offer is extended or terminated) (such date and time, as the same may be extended, the "Early Tender Time"). Holders who tender their Notes may withdraw such Notes at any time prior to 5:00 P.M. (New York City time) on September 16, 2022.

Holders who validly tender their Dollar Notes or their Euro Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive only the Dollar Tender Offer Consideration (which is an amount equal to the difference between the Total Dollar Consideration and the Early Dollar Tender Premium) or the Euro Tender Offer Consideration (which is an amount equal to the difference between the Total Euro Consideration and the Early Euro Tender Premium), respectively.

The following table sets forth certain terms of the Tender Offer:

Title of Security	ISIN/ Common Code or CUSIP	Aggregate Principal Amount Outstanding	Acceptance Priority Level(1)	Maximum Acceptance Amount	Offer Sub Cap(1)	Tender Offer Consideration	Early Tender Premium	Total Consideration(2)
6.500% Senior Secured Notes due 2025	Rule 144A: US460599AC74/ 460599 AC7 Regulation S: USG4863AAC20/ G4863A AC2	US$1,100,000,000	One (1)	US$500,000,000	US$350,000,000 (the "Dollar Offer Sub Cap")	US$985.00(3)(4) (the "Dollar Tender Offer Consideration")	US$30.00(5)	US$1,015.00(4) (the "Total Dollar Consideration")
3.500% Senior Secured Notes due 2024	Rule 144A: XS1844998192/ 184499819 Regulation S: XS1844997970/ 184499797	€500,000,000	Two (2)		Not applicable	€976.25(6)(7) the "Euro Tender Offer Consideration")	€30.00(8)	€1,006.25(7) (the "Total Euro Consideration")
_____________________
(1)Subject to the Maximum Acceptance Amount and modified proration, the principal amount of Notes that is purchased pursuant to the Tender Offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column; provided that IGT will not accept for purchase Dollar Notes in an aggregate principal amount that is greater than the Dollar Offer Sub Cap.
(2)The applicable Total Consideration equals the sum of the applicable Tender Offer Consideration and the applicable Early Tender Premium.
(3)For each US$1,000.00 principal amount of the Dollar Notes tendered after the Early Tender Time and at or prior to the Expiration Time and accepted for purchase.
(4)Does not include accrued interest, which will also be paid in addition to the Dollar Tender Offer Consideration or the Total Dollar Consideration (as applicable).
(5)For each US$1,000.00 principal amount of the Dollar Notes tendered at or prior to the Early Tender Time and accepted for purchase.
(6)For each €1,000.00 principal amount of the Euro Notes tendered after the Early Tender Time and at or prior to the Expiration Time and accepted for purchase.
(7)Does not include accrued interest, which will also be paid in addition to the Euro Tender Offer Consideration (or the Total Euro Consideration (as applicable).
(8)For each €1,000.00 principal amount of the Euro Notes tendered at or prior to the Early Tender Time and accepted for purchase.

In addition to the Dollar Tender Offer Consideration, the Total Dollar Consideration, the Euro Tender Offer Consideration or the Total Euro Consideration (as applicable), all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, rounded to the nearest US$0.01 per US$1,000.00 principal amount of the Dollar Notes and €0.01 per €1,000.00 principal amount of the Euro Notes from the last interest payment date up to, but not including, the Early Settlement Date (as defined below) or the Final Settlement Date (as defined below) (as applicable).

Notes of one or both series may be subject to modified proration if the aggregate principal amount of Notes validly tendered and not validly withdrawn (with the aggregate principal amount of the Euro Notes converted to US dollars using the Exchange Rate) as of the Early Tender Time or the Expiration Time (as applicable) would cause the Maximum Acceptance Amount to be exceeded or the aggregate principal amount of the Dollar Notes validly tendered and not validly withdrawn as of the Early Tender Time or the Expiration Time (as applicable) would cause the Dollar Offer Sub Cap to be exceeded. Furthermore, regardless of the Acceptance Priority Level, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time, and to the extent Notes are tendered at or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer, the portion of the Maximum Acceptance Amount (which shall be applied subject to the Acceptance Priority Levels) and the Dollar Offer Sub Cap available for the purchase of Notes tendered after the Early Tender Time will be reduced or may be eliminated completely.

The Tender Offer is conditioned upon, among other things, IGT, in its sole and absolute discretion, being satisfied that it has received, or will receive, by the Early Settlement Date an amount of net proceeds of the sale of the shares of LIS Holdings S.p.A. by an indirect subsidiary of IGT to PostePay S.p.A. which would be sufficient to finance the payment by IGT of the sum of (1) the sum of the Total Dollar Consideration and the Dollar Tender Offer Consideration with respect to all Dollar Notes validly tendered and accepted for purchase pursuant to the Offer to Purchase and (2) the sum of the Total

Euro Consideration and the Euro Tender Offer Consideration with respect to all Euro Notes validly tendered and accepted for purchase pursuant to the Offer to Purchase.

It is expected that payment for Notes validly tendered at or prior to the Early Tender Time will be made promptly following the Early Tender Time, on September 20, 2022 (the "Early Settlement Date"), and payment for Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time will be made on October 4, 2022 (the "Final Settlement Date").

Subject to applicable law and the terms and conditions of the Offer to Purchase, IGT may change the Acceptance Priority Levels and increase or decrease either or both of the Maximum Acceptance Amount and the Dollar Offer Sub Cap without extending the Early Tender Time or the Expiration Time or otherwise providing withdrawal rights. IGT may also terminate the Tender Offer, waive any or all of the conditions of the Tender Offer prior to the Expiration Time, extend the Expiration Time or amend the terms of the Tender Offer.

IGT has retained D.F. King & Co. to act as Tender and Information Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to D.F. King & Co.

D.F. King & Co.

By Mail, Hand or Overnight Courier:
48 Wall Street, 22nd Floor
New York, New York 10005
Attention: Michael Horthman

Email: igt@dfking.com

U.S. Toll Free: +1 (800) 706-3274
Banks and brokers: +1 (212) 269-5550

Joint Lead Dealer Managers

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Liability Management Group
Email: DG.LM-EMEA@bofa.com
U.S. Toll Free: +1 (888) 292-0070
Collect: +1 (980) 388-3646
London: +44 207 996 5420

Credit Agricole Securities (USA) Inc.
1301 Avenue of the Americas, 17th Floor
New York, NY 10019
United States of America
Attention: Liability Management/Debt Capital Markets
E-mail: us.liabilitymanagement@ca-cib.com
U.S. Toll Free: +1 (866) 807-6030
Collect: +1 (212) 261-7802

ING Bank N.V., London Branch 8-10 Moorgate London EC2R 6DA United Kingdom Attention: Liability Management Team Email: liability.management@ing.com Collect: +1 (646) 424-8972 London: +44 20 7767 6784
Wells Fargo Securities, LLC
550 South Tryon Street, Fifth Floor
Charlotte, NC 28202
United States of America
Attention: Liability Management Group
E-mail: LiabilityManagement@wellsfargo.com
U.S. Toll Free: +1 (866) 309-6316
Collect: +1 (704) 410-4756

None of IGT, the guarantors of the Notes, the Dealer Managers, the Tender and Information Agent or the trustee (nor any director, officer, employee, agent or affiliate of, any such person) makes any recommendation whether holders should tender or refrain from tendering Notes pursuant to the Tender Offer. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

This news release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer is only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.

The distribution of announcement release in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of IGT, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this news release nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in or from any jurisdiction in or from which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws and regulations. The distribution of this news release and the Offer to Purchase in certain jurisdictions may be restricted by laws and regulations. Persons into whose possession this news release or the Offer to Purchase comes are required by each of IGT, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom

The communication of this news release and any other documents or materials relating to the Tender Offer is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

European Economic Area

In any European Economic Area Member State, this news release is only addressed to and is only directed at qualified investors in that Member State within the meaning of

Regulation (EU) 2017/1129, together with any applicable implementing measures in any Member State.

Italy

None of the Tender Offer, this news release or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase pursuant to the Tender Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this news release nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only qualified investors (investisseurs qualifies) within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"), are eligible to participate in the Tender Offer. This news release has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

This news release does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes pursuant to the Tender Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of IGT in such jurisdiction.

In addition to the representations referred to above with respect to the United States, each Holder participating in the Tender Offer will also be deemed to give certain representations with respect to the other jurisdictions referred to above and generally as set out in "The Offer—Procedures for Participating in the Offer (Dollar Notes)" and "The Offer—Procedures for Participating in the Offer (Euro Notes)". Any tender of Notes for purchase pursuant to the Tender Offer from a Holder that is unable to make these representations will not be accepted. Each of IGT, each Dealer Manager and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result IGT determines (for any reason) that such representation is not correct, such tender shall not be accepted.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, + 39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190